Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Retirement Plans Committee
Webster Bank Retirement Savings Plan

We consent to the incorporation by reference in registration statements (No. 333-104871, No. 333-183875, No. 333-212075, and No. 333-239255) on Form S-8 filed by Webster Financial Corporation for the Webster Bank Retirement Savings Plan of our report dated June 28, 2023, relating to the statement of net assets available for benefits of the Webster Bank Retirement Savings Plan as of December 31, 2022, and the related statement of changes in net assets available for benefits for the year then ended, and the supplemental Schedule H, Part IV – Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2022, which report appears in the December 31, 2022 Annual Report on Form 11-K of the Webster Bank Retirement Savings Plan.

/s/ Buchbinder Tunick & Company LLP

Buchbinder Tunick & Company LLP
Little Falls, NJ
June 28, 2023